HIERO2, INC.

Financial Statements For The Period of Inception to October 31, 2017

November 17, 2017



Jason M. Tyra
CPA PLLC

Independent Auditor's Report

To Management
Hiero2, Inc.
Las Vegas, NV

We have audited the accompanying balance sheet of Hiero2, Inc. as of October 31, 2017, and the related statements of income, retained earnings, and cash flows for the interim period then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Com-Hiero2, Inc. as of October 31, 2017, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
November 17, 2017

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

HIERO2, INC.
BALANCE SHEET
OCTOBER 31, 2017

ASSETS

CURRENT ASSETS		
Cash	$	6,284
Related Party Advance		3,500
TOTAL CURRENT ASSETS		9,784
TOTAL ASSETS		9,784

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts Payable		8,220
TOTAL CURRENT LIABILITIES		8,220
TOTAL LIABILITIES		8,220
SHAREHOLDER'S EQUITY		
Common Stock (50,000,000 shares authorized, 10,000,000 issued, $.001 par value)		10,000
Retained Earnings (Deficit)		(8,436)
TOTAL SHAREHOLDER'S EQUITY		1,564
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	9,784

See accompanying notes.

HIERO2, INC.
INCOME STATEMENT
FOR THE PERIOD OF INCEPTION THROUGH OCTOBER 31, 2017

Operating Income	
Sales	
Gross Profit	-
Operating Expense	
Salaries & Benefits	3,911
General & Administrative	3,305
Application Development	1,220
	8,436
Net Income from Operations	(8,436)
Net Income	$ (8,436)

See accompanying notes.

HIERO2, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF INCEPTION THROUGH OCTOBER 31, 2017

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(8,436)
Change in Accounts Payable		8,220
Change in Employee Advances		(3,500)
Net Cash Flows From Operating Activities		(3,716)
Cash Flows From Financing Activities		
Issuance of Common Stock		10,000
Net Cash Flows From Investing Activities		10,000
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		6,284
Cash at End of Period	$	6,284

See accompanying notes.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Hiero2, Inc. ("the Company") is a corporation organized under the laws of the State of Nevada. The Company is a software developer that specializes in mobile applications.

The Company will conduct an equity crowdfund offering during the fourth quarter of calendar year 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising

The Company records advertising expenses in the year incurred.

Application Development

Application development consists of expenses incurred to develop mobile applications and related software for sale to the Company's customers.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company's first tax filing will be due subsequent to December 31, 2017.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before November 17, 2017, the date that the financial statements were available to be issued.